Exhibit 13

Press Release

MARCONI PLC

STATEMENT RE: PRESS COMMENT

London — 28th August 2002 — Further to press speculation, Marconi plc (MONI) today confirmed that negotiations are continuing with its syndicate banks and an informal ad hoc committee of bondholders in respect of the Group’s financial restructuring.

As stated previously, the restructuring process is likely to involve a debt for equity swap for a significant proportion of Marconi’s indebtedness. It is currently envisaged that existing holders of Marconi ordinary shares would receive 0.5 per cent of the share capital immediately following the restructuring together with warrants allowing the purchase of 5 per cent of the issued share capital, subject to certain criteria.

The prospective capital structure being discussed has been designed to provide flexibility for Marconi Group’s ongoing success, maximise cash and overall recovery for creditors and allow existing Marconi shareholders to maintain an ongoing economic interest in the Group. It is currently expected that Marconi will have pro forma net debt following the restructuring of approximately GBP300 million.

As stated above, the negotiations are ongoing and the above details may be subject to change. Further announcements will be made in due course.

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright © 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Joe Kelly/David Beck Public Relations +44 (0) 207 306 1771 joe.kelly@marconi.com	Heather Green Investor Relations +44 (0) 207 306 1735 heather.green@marconi.com